SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §

240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1*

Teva Pharmaceutical Industries Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

881624209

(CUSIP Number)

A. Robert D. Bailey, Esq.

Chief Legal Officer and

Corporate Secretary

Allergan plc

Clonshaugh Business

and Technology Park

Coolock

Dublin, D17 E400

Ireland

(862) 261-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D

CUSIP No. 881624209	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS Allergan Holdings B1, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 70,291,067 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 70,291,067 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,291,067 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there are a total of 1,014,990,306 Ordinary Shares outstanding as of December 31, 2016, which is based on public information reported by the Issuer on Form 20-F.

13D

CUSIP No. 881624209	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS Allergan W.C. Holding Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 30,000,000 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 30,000,000 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there are a total of 1,014,990,306 Ordinary Shares outstanding as of December 31, 2016, which is based on public information reported by the Issuer on Form 20-F.

13D

CUSIP No. 881624209	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS Allergan EquiCo B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (See Items 3, 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (See Items 3, 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there are a total of 1,014,990,306 Ordinary Shares outstanding as of December 31, 2016, which is based on public information reported by the Issuer on Form 20-F.

13D

CUSIP No. 881624209	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS Warner Chilcott Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 100,291,067 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 100,291,067 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,291,067 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (See Item 5)*
14	TYPE OF REPORTING PERSON CO/HC

*	The calculation assumes that there are a total of 1,014,990,306 Ordinary Shares outstanding as of December 31, 2016, which is based on public information reported by the Issuer on Form 20-F.

13D

CUSIP No. 881624209	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS Allergan WC Holdings Ireland Limited (formerly known as Warner Chilcott plc)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 100,291,067 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 100,291,067 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,291,067 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (See Item 5)*
14	TYPE OF REPORTING PERSON CO/HC

*	The calculation assumes that there are a total of 1,014,990,306 Ordinary Shares outstanding as of December 31, 2016, which is based on public information reported by the Issuer on Form 20-F.

13D

CUSIP No. 881624209	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS Allergan plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 100,291,067 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 100,291,067 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,291,067 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (See Item 5)*
14	TYPE OF REPORTING PERSON CO/HC

*	The calculation assumes that there are a total of 1,014,990,306 Ordinary Shares outstanding as of December 31, 2016, which is based on public information reported by the Issuer on Form 20-F.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons (as defined below) on August 8, 2016 (the “Original Schedule 13D”), with respect to the Ordinary Shares of Teva Pharmaceutical Industries Ltd. (the “Issuer”), par value NIS 0.10 per share (the “Ordinary Shares”), a portion of which is represented by American Depositary Shares (“ADSs”), each representing one Ordinary Share, which are traded on the New York Stock Exchange. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 1.         Security and Issuer

This Amendment relates to the Ordinary Shares, a portion of which is represented by ADSs, each representing one Ordinary Share, which are traded on the New York Stock Exchange. The principal offices of the Issuer are located at 5 Basel Street, Petach Tikva 4951033, Israel.

Item 2.         Identity and Background

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as follows:

This Schedule 13D is being jointly filed on behalf of Allergan Holdings B1, Inc., a Delaware corporation (“Allergan B1”), Allergan W.C. Holding Inc., a Delaware corporation (“AWCH”), Allergan EquiCo B.V., a private company with limited liability incorporated under Dutch law (“EquiCo BV”), Warner Chilcott Limited, a Bermuda exempt company, Allergan WC Holdings Ireland Limited (formerly known as Warner Chilcott plc) (“AWCH Ireland”), an Irish private limited company and Allergan plc, an Irish public limited company (“Allergan”) (each such filer, a “Reporting Person” and collectively, the “Reporting Persons”).

Allergan is the indirect parent company of Allergan B1, AWCH and EquiCo BV. Allergan B1, AWCH and EquiCo BV are all wholly-owned indirect subsidiaries of Warner Chilcott Limited. Warner Chicott Limited is a wholly-owned direct subsidiary of AWCH Ireland. AWCH Ireland is a wholly-owned direct subsidiary of Allergan. Because of the relationship of Allergan B1 and AWCH to Warner Chilcott Limited, AWCH Ireland and Allergan, each such Reporting Person may be deemed to beneficially own the Ordinary Shares.

The Allergan group’s principal business is developing, manufacturing and commercializing innovative branded pharmaceuticals, devices and biologic products for patients around the world. AWCH Ireland and Warner Chilcott Limited are principally engaged in the business of being intermediate holding companies of Allergan. Allergan B1 is principally engaged in the business of being an intermediate holding company of Allergan, including holding the Ordinary Shares. AWCH is principally engaged in the business of being an intermediate holding company of Allergan, including holding the Ordinary Shares. EquiCo BV is principally engaged in the business of being a subsidiary of Allergan. The principal offices of each Reporting Person are listed on Schedule I hereto.

The name, country of citizenship, residence or business address and present principal occupation or employment of each director and executive officer of each Reporting Person are listed on Schedule I hereto.

During the last five years, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration

This Amendment amends Item 3 of the Original Schedule 13D by adding the paragraphs set forth below immediately after the first paragraph.

On October 18, 2017, EquiCo BV transferred beneficial ownership of 70,291,067 Ordinary Shares, represented by restricted ADSs, to Allergan B1 and on October 13, 2017, EquiCo BV transferred beneficial ownership of 30,000,000 Ordinary Shares, represented by restricted ADSs, to AWCH, each wholly-owned indirect subsidiaries of Warner Chilcott Limited.

Page 8 of 14 Pages

Item 4.         Purpose of Transaction

This Amendment amends Item 4 of the Original Schedule 13D by adding the paragraph set forth below immediately after the second paragraph.

On November 1, the Company announced its intention to begin the process of selling the Ordinary Shares in a prudent and orderly manner. The details of potential transactions are being considered and will be disclosed in subsequent Schedule 13D amendments as appropriate.

Item 5.         Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D as set forth below:

“The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment and the information set forth or incorporated in Items 2, 4 and 6 of this Amendment and the Original Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a)–(b) The following disclosure assumes that there are a total of 1,014,990,306 Ordinary Shares outstanding as of December 31, 2016, which is based on public information filed by the Issuer.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 1,014,990,306 Ordinary Shares, which constitutes approximately 9.9% of the outstanding Ordinary Shares.

(c) Except as set forth elsewhere in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) EquiCo BV ceased to be a beneficial owner of 5% or more of the Issuer’s common stock on October 13, 2017.

Item 7.         Material to Be Filed as Exhibits

1.	Agreement of Joint Filing, dated November 1, 2017, by and among Allergan plc, Allergan WC Holdings Ireland Limited (formerly known as Warner Chilcott plc), Warner Chilcott Limited, Allergan Holdings B1, Inc., Allergan EquiCo BV and Allergan W.C. Holding Inc.

2.	Master Purchase Agreement, dated July 26, 2015, by and between Teva Pharmaceutical Industries Ltd. and Allergan plc. (incorporated by reference to Exhibit 2.1 to Allergan plc’s Current Report on Form 8-K filed with the Commission on July 28, 2015).

3.	Stockholders Agreement, dated as of August 2, 2016, by and between Teva Pharmaceutical Industries Ltd. and Allergan plc. (incorporated by reference to Exhibit 3 to the Schedule 13D filed with the Commission on August 8, 2016).

4.	Authorization and designation letter on behalf of Allergan EquiCo B.V. dated August 3, 2016 (incorporated by reference to Exhibit 4 to the Schedule 13D filed with the Commission on August 8, 2016).

Page 9 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2017

Allergan plc

By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey Title: Chief Legal Officer and Corporate Secretary

Allergan WC Holdings Ireland Limited

By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey Title: Director

Warner Chilcott Limited

By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey Title: Secretary

Allergan Holdings B1, Inc.

By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey Title: Director

Allergan W.C. Holding Inc.

By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey Title: Director

Allergan EquiCo BV

By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey (1) Title: Director

(1)	A. Robert D. Bailey is signing on behalf of Allergan EquiCo B.V. pursuant to an authorization and designation letter dated August 3, 2016, filed as Exhibit 4 to the Schedule 13D filed with the Commission on August 8, 2016 and incorporated by reference herein.

Page 10 of 14 Pages

Schedule I

Principal executive offices and principal business offices of Allergan plc are located at:

Clonshaugh Business and Technology Park

Coolock

Dublin, D17 E400

Ireland

Its U.S. administrative headquarters are located at:

5 Giralda Farms

Madison, NJ 07940

Registered offices of the following Reporting Persons are located at:

Allergan WC Holdings

Ireland Limited (formerly known as Warner Chilcott plc)

Clonshaugh Business and Technology Park

Coolock

Dublin, D17 E400

Ireland

Warner Chilcott Limited:

Cannon’s Court 22

Victoria Street

Hamilton, HM 12

Bermuda

Allergan EquiCo B.V.:

Keizerstraat 13

4811 HL Breda

Netherlands

Allergan W.C. Holding Inc.

1209 Orange St,

Wilmington DE 19801

Allergan Holdings B1, Inc.

1209 Orange St,

Wilmington DE 19801

Page 11 of 14 Pages

Officers and Directors of Reporting Persons:

All addresses are c/o Allergan plc, Clonshaugh Business and Technology Park, Coolock, Dublin, D17 E400, Ireland.

	Name	Director/Executive Officer	Principal Occupation/Employer
Allergan plc

	Nesli Basgoz, M.D.	Director	Associate Chief and Clinical Director for Clinical Affairs, Division of Infectious Diseases at Massachusetts General Hospital

	Paul M. Bisaro	Director	President and Chief Executive Officer of Impax Laboratories, Inc.

	James H. Bloem	Director	Retired

	Joseph H. Boccuzi	Director	Retired

	Christopher W. Bodine	Director	Retired

	Adriane M. Brown	Director	Senior Advisor, Intellectual Ventures LLC

	Christopher J. Coughlin	Director	Retired

	Catherine M. Klema	Director	President, Nettleton Advisors LLC

	Peter J. McDonnell, M.D.	Director	Director and William Holland Wilmer Professor of the Wilmer Eye Institute, Johns Hopkins University School of Medicine

	Patrick J. O’Sullivan	Director	Retired

	Brenton L. Saunders	Director, Officer	Chairman, President and Chief Executive Allergan plc

	Ronald R. Taylor	Director	President, Tamarack Bay, LLC

	Fred G. Weiss	Director	Managing Director, FGW Consultancy LLC

	Robert A. Stewart	Officer	Chief Operating Officer

	William Meury	Officer	Chief Commercial Officer

	C. David Nicholson, PhD	Officer	Chief R&D Officer

	Maria Teresa Hilado	Officer	Chief Financial Officer

	A. Robert D. Bailey	Officer	Chief Legal Officer and Corporate Secretary

	Karen Ling	Officer	Chief Human Resources Officer

	James C. D’Arecca	Officer	Chief Accounting Officer

Page 12 of 14 Pages

Allergan WC Holdings Ireland Limited (f/k/a Warner Chilcott plc)

	A. Robert D. Bailey	Director	Executive Vice President, Chief Legal Officer and Corporate Secretary, Allergan plc

	Robert Whiteford	Director	Allergan Holdings Limited, a wholly-owned indirect subsidiary of Allergan plc

	Donnan Hurst	Director	Allergan Pharmaceuticals International Limited, a wholly-owned indirect subsidiary of Allergan plc

Warner Chilcott Limited

	Robert Whiteford	Director	Allergan Holdings Limited, a wholly-owned indirect subsidiary of Allergan plc

	Donnan Hurst	Director	Allergan Pharmaceuticals International Limited, a wholly-owned indirect subsidiary of Allergan plc

Allergan Holdings B1, Inc.

	A. Robert D. Bailey	Director	Executive Vice President, Chief Legal Officer and Corporate Secretary, Allergan plc
Allergan W.C. Holding Inc.

	A. Robert D. Bailey	Director	Chief Legal Officer and Corporate Secretary, Allergan plc

	Maria Teresa Hilado	Director	Chief Financial Officer, Allergan plc

Allergan EquiCo B.V.

	Maurice Mulders	Managing Director	Aptalis Holding BV, a wholly-owned indirect subsidiary of Allergan plc

	Machiel Moret	Managing Director	Aptalis Holding BV, a wholly-owned indirect subsidiary of Allergan plc

Citizenship:

Mr. Sullivan, a director at Allergan plc, is a citizen of Ireland. Mr. Whiteford, a director of Allergan WC Holdings Ireland Limited (formerly known as Warner Chilcott plc) and Warner Chilcott Limited, is a citizen of the United Kingdom. Mr. Hurst, a director of Allergan WC Holdings Ireland Limited and Warner Chilcott Limited, is a citizen of Ireland. Messrs. Mulders and Moret, managing directors of Allergan EquiCo B.V., are each citizens of the Netherlands. All other directors and officers are citizens of the United States.

Page 13 of 14 Pages

INDEX TO EXHIBITS

1.	Agreement of Joint Filing, dated November 1, 2017, by and among Allergan plc, Allergan WC Holdings Ireland Limited (formerly known as Warner Chilcott plc), Warner Chilcott Limited, Allergan Holdings B1, Inc. and Allergan W.C. Holding Inc.

2.	Master Purchase Agreement, dated July 26, 2015, by and between Teva Pharmaceutical Industries Ltd. and Allergan plc. (incorporated by reference to Exhibit 2.1 to Allergan plc’s Current Report on Form 8-K filed with the Commission on July 28, 2015).

3.	Stockholders Agreement, dated as of August 2, 2016, by and between Teva Pharmaceutical Industries Ltd. and Allergan plc. (incorporated by reference to Exhibit 3 to the Schedule 13D filed with the Commission on August 8, 2016).

4.	Authorization and designation letter on behalf of Allergan EquiCo B.V. dated August 3, 2016 (incorporated by reference to Exhibit 4 to the Schedule 13D filed with the Commission on August 8, 2016).

Page 14 of 14 Pages